VIA EDGAR TRANSMISSION

Securities and Exchange Commission Division of Corporate Finance 450 Fifth Street, N.W. Washington, D.C. 20549 Mail Stop 7010 Attention:
John Cash
Accounting Branch Chief

RE:	Kinetic Concepts, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for the Period Ended June 30, 2008
File No. 1-9913

Dear Ladies and Gentlemen:

On behalf of our client, Kinetic Concepts, Inc. (the “Company”), we are writing to acknowledge receipt of the comments from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter from John Cash, Accounting Branch Chief, dated September 23, 2008, regarding the Commission’s review of the above-referenced Company filings (the “Comment Letter”). The Company is currently considering your comments and gathering the necessary information to formulate an appropriate response. As a result, the Company is requesting additional time to fully consider the matter and formulate its response. The Company believes that it will be in a position to deliver a letter responding to your comments on or before October 15, 2008.

Securities and Exchange Commission
September 26, 2008

If the Staff has any questions or requires additional information regarding this request for additional time to respond, please contact the undersigned at (312) 407-0808 or Shilpi Gupta at (312) 407-0738. Facsimile transmissions may be sent to either the undersigned or Mr. Gupta at (312) 407-0411.

Very truly yours,

/s/ Michael P. McGrane

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Bret Johnson
Anne McConnell
Dorine Miller
Jennifer Hardy
Securities and Exchange Commission
Martin J. Landon
Stephen D. Seidel
Kinetic Concepts, Inc.
Shilpi Gupta
Skadden, Arps, Slate, Meagher & Flom LLP